UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9623 / July 28, 2014

Admin. Proc. File No. 3-15903

In the Matter of

THE REGISTRATION STATEMENT OF
SUNCHIP TECHNOLOGY, INC.

CORRECTED NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Sunchip Technology, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to the registration statement of Sunchip Technology, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statement filed by Sunchip Technology, Inc., is suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *The Registration Statement of Sunchip Tech., Inc.*, Initial Decision Rel. No. 613 (June 16, 2014), 109 SEC Docket 03, 2014 WL 2704315.

INITIAL DECISION RELEASE NO. 613
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15903

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
THE REGISTRATION STATEMENT OF SUNCHIP TECHNOLOGY, INC.	:	INITIAL DECISION BY DEFAULT June 16, 2014

APPEARANCES: Patrick R. Costello and Jeffrey T. Cook for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision suspends the effectiveness of the registration statement of Sunchip Technology, Inc. (Sunchip or Respondent). The basis for this "stop order" is that the registration statement includes untrue and misleading statements of material facts.

I. BACKGROUND

The Securities and Exchange Commission (Commission) initiated this proceeding on June 3, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 8(d) of the Securities Act of 1933 (Securities Act), 15 U.S.C. § 77h(d). The OIP alleges that, on September 26, 2013, Sunchip filed a Form S-1 registration statement that contained numerous material misstatements and omissions. Sunchip was served with the OIP on June 3, 2014, by personal service in accordance with 15 U.S.C. § 77h(d) and 17 C.F.R. § 201.141(a)(2)(v).[1] To date, Sunchip has failed to file an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Sunchip failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Sunchip is in default, and the undersigned finds that the allegations in the OIP are true. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Sunchip, pursuant to 17 C.F.R. § 201.323.

---

[1] Personal service was made on Ilyssa Suarez, an officer of Respondent, by leaving a copy at her usual place of abode with a person of suitable age and discretion residing therein and on Steven Sanders, Respondent's appointed agent for service, by delivering a copy to him. See 17 C.F.R. §§ 141(a)(2)(i), (ii).

II. FINDINGS OF FACT

Sunchip is a Florida corporation headquartered in Sunrise, Florida. On September 26, 2013, Sunchip filed a Form S-1 registration statement seeking to register the offer and sale of 30 million common shares in a $30,000 public offering (Registration Statement). The Registration Statement includes multiple untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

a. The Registration Statement states that "[o]ur sole officer and director will be responsible for the business plan" to develop and sell mobile applications. The Registration Statement also states that Respondent "is entirely dependent on the efforts of our sole officer and director." The Registration Statement further states that Respondent is "currently operating out of our sole director and officer's office located at 2501 East Aragon Blvd, Unit 1, Sunrise, FL 33313." These disclosures are untrue and misleading because Respondent's sole officer and director has not engaged in any business activities for Respondent other than opening a bank account.

b. The Registration Statement states that the "Board of Directors is comprised [ ] solely of [Respondent's sole officer and director] who was integral to our business and who is involved in our day to day operations." The Registration Statement also states that Respondent's sole officer and director "currently devotes 25 to 30 hours per week to our business" and "is prepared to devote more time to our operations." The Registration Statement further states that "[t]he functions of [an Audit Committee, a Compensation Committee or a Nominating Committee] are being undertaken by our sole director." These disclosures are untrue and misleading because Respondent's sole officer and director has had no involvement in, and spent no time on, Respondent's operations.

c. The Registration Statement states that Respondent's sole officer and director "meet[s] the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that [she] (A) primarily perform[s], or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our Company, other than in connection with transactions in securities . . . ." These disclosures are untrue and misleading because Respondent's sole officer and director has not performed and does not intend to perform substantial duties for or on behalf of Respondent.

d. The Registration Statement states that "[t]he shares will be sold on our behalf by our officer" and that "[i]t is our belief [Respondent's sole officer and director] had such knowledge and experience in financial and business matters that she was capable of evaluating the merits and risks of the investment and therefore did not need the protections offered their [sic] shares under Securities and Act of 1933 [sic], as amended. [Respondent's sole officer and director] certified that she was purchasing the shares for their [sic] own accounts, with investment intent." These disclosures are untrue and misleading because Respondent's sole officer and director does not have any knowledge of the shares, does not plan to sell the shares, does not have the described knowledge or experience in financial or business matters, and made no such certification.

e. The Registration Statement claims that there was a capital contribution by Respondent's sole officer and director on August 19, 2013. This disclosure is untrue and misleading because Respondent's sole officer and director made no such capital contribution and has not received any shares related to Respondent.

f. The Registration Statement states that "[p]ursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by [Respondent's sole officer and director]." This disclosure is untrue and misleading because Respondent's sole officer and director did not sign the Registration Statement.

g. The Registration Statement states that Respondent has "no plans to change our business activities or to combine with another business and are not aware of any events or circumstances that might cause us to change our plans." This disclosure is untrue and misleading because Respondent has no business of its own, and is an undisclosed "blank check company" as defined in Securities Act Rule 419.

h. The Registration Statement states that Respondent's sole officer and director "is the only 'parent' and 'promoter' of the company" and will "continue to control the operations of the Company" after the offering. This disclosure is untrue and misleading because Respondent is controlled and/or promoted by undisclosed control persons and/or promoters.

III. CONCLUSIONS OF LAW

The record shows that Sunchip's Registration Statement included untrue statements of material facts, as well as material omissions within the meaning of Securities Act Section 8(d). A material fact within the meaning of Securities Act Section 8(d) is one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security." 17 C.F.R. § 230.405. A reasonable investor would clearly attach importance to the identity of the persons who control Respondent – the Registration Statement represents that Respondent's sole officer and director controls the company, but it is actually controlled by undisclosed persons. Likewise, a reasonable investor would attach importance to the involvement and expertise of the person who purportedly devotes 25 to 30 hours a week to Respondent's business – the Registration Statement represents that the sole officer and director devotes 25 to 30 hours a week to Respondent's business, is knowledgeable and experienced in financial and business matters, and has made a capital contribution to Respondent, when she has had no involvement in Respondent's operations, has not made a capital contribution, and does not have knowledge or experience in financial or business matters.

IV. SANCTION

The Division requests a stop order suspending the effectiveness of Sunchip's registration statement. This sanction will serve the public interest and the protection of investors, pursuant to Section 8(d) of the Securities Act, and accords with Commission precedent.

Section 8(d) of the Securities Act permits the Commission to issue a stop order suspending the effectiveness of a registration statement, if after notice and an opportunity for a hearing, it appears that the registration statement "includes any untrue statement of a material fact or omits to state any material fact required to be stated." If an untrue material fact is included in a registration statement or a material fact is omitted, the registrant's good faith or scienter does not influence whether a stop order should issue. Kiwago Gold Mines Ltd., 27 S.E.C. 934, 943 (1948); U.S. Molybdenum Corp., 10 S.E.C. 796, 804 (1941). In light of Sunchip's multiple material misstatements and omissions, a stop order is essential in the public interest and for the protection of investors.

V. STOP ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED, pursuant to Section 8(d) of the Securities Act of 1933, 15 U.S.C. § 77h(d), that the EFFECTIVENESS of the REGISTRATION STATEMENT filed by SUNCHIP TECHNOLOGY, INC., IS SUSPENDED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[2]

_____
Carol Fox Foelak
Administrative Law Judge

---

[2] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013).